Annual Report

Cover Page

Name of issuer:

Caresplit, Inc

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 3/6/2019

Physical address of issuer:

36241 N. Pima Road
Carefree AZ 85377

Website of issuer:

http://www.caresplit.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$12,154.75	$0.00
Cash & Cash Equivalents:	$12,154.75	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	$0.00	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Caresplit, Inc

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Arielle McKenzie	CEO	Caresplit, Inc	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Arielle McKenzie	CEO	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Kate Williams	45.0 Common stock	45.0
Arielle McKenzie	55.0 Common stock	55.0

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Startups often depend on raising several rounds of additional capital until they're profitable. There can be no assurance that we will be able to successfully raise operating capital. The Company may not be profitable for many years as most of its revenue and investment capital will be dedicated to growth. The failure to successfully raise operating capital could result in our bankruptcy or other event which would have a material adverse effect on us and our stockholders. We have no significant assets or financial resources, so the failure to raise sufficient operating capital could put your investment dollars at significant risk.

The Company relies on third party technology vendors such as Stripe, Amazon Web Services, Google & Heroku. Any interruption in the availability of these services such as these could have material negative impact on our ability to deliver service to users, as well as the profitability of these operations. Interruptions could occur due to both Internet outages as well as policy changes or terms violations according to these third parties. If any of these service providers should fail or change their offerings significantly, that would adversely affect our business.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer. 100% security cannot be guaranteed even after taking every security precaution possible. Cyber-crimes are becoming increasingly common and aggressive which brings parallel increase in risk.

We may be subject to future governmental regulations around childcare and the gig economy in general. Aspects of our business may be regulated at the local, state, and federal levels. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

If our products become subject new government regulation, our ability to profitably manufacture and market our energy shots may be severely impaired.

Our success is also dependent on our product innovation and creating technology that users rapidly adopt. We may need to quickly and successfully develop and introduce new features to our products in a competitive, demanding and rapidly changing environment. This can be costly and failure to reach product market fit quick enough could harm the company.

Our platform depends on users being both supply and demand sides of the platforms. Simply, users must be willing to host as much as they book in the early days of the company for the network to sustain itself. It is unclear if and how the users will interact with the platform and how often. Acquiring new users and educating them on how to best use use the platform will be a key metric that if slows, could have an adverse effect on the business to continue operating.

The Company's revenue model may be impaired or change. The Company's success depends mainly on its ability to receive revenue from users paying a subscription fee to the platform platform. The company may generate but retain some or all of the earnings for growth and development of its business and accordingly, not make distributions to the shareholders. If the Company does not generate revenue, its business, financial condition, and operating results will be materially adversely affected. There is risk associated with the accuracy of financial projections due to continuous changes in technology, new feature introductions by competitors, changes in user preferences and shifts in user demographics.

Due to the importance of network effects to grow the business, many resources will be dedicated to rapid and continuous user base growth. As we grow this customer base and scale to thousands of users, our website's infrastructure as it relates to storage space, bandwidth, processing ability, speed and other factors may begin to deteriorate or fail completely. This may result in deteriorating user experience, system failures or system outages for continued periods of time. If we are unable to resolve any technical glitch, our business and financial conditions could suffer.

Working in the childcare space means users need the highest level of trust in the platform and most importantly the other users that will be providing childcare. The Company will exhaust all options when vetting users for security but there is no way to guarantee that each user will be a bonafide caregiver. The Company doesn't provide a service as the platform connects users to each other to organize their own care, but safety risks still remain. If users aren't happy with the quality of care they receive or if an accident occurs with their child, the company's reputation could be damaged and the ability to sustain and grow could be difficult.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a team that still needs to be built out. Currently, Arielle McKenzie is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business. If the Company is unable to attract and retain key personnel and third party contractors, this could adversely affect our business, financial condition, and operating results.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	8,000,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	2,000,000

24. Describe the material terms of any indebtedness of the issuer:

NONE

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
9/2019	Regulation Crowdfunding		$25,467	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☐ Yes
☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Caresplit is an app that lets mothers take turns hosting playdates using a credit system. For every hour that a mom watches her friends' kids, she earn an hour to redeem with another mom. If a mom hosts as many playdates as she books, she gets trusted care for free while her kids enjoy playdates.
My goal is to create a community of millions of moms helping each other raise each other's young children- the modern village. I want our in-app credit system to eventually become a currency that parents can redeem outside of the app for things like diapers, toys & formula in order to lower the cost of raising a child in as many ways as we can. In 5 years, I want to have facilitated over 10 million hours of care with operations in every major city in the US, the UK, Canada and Australia.
Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Caresplit, Inc was incorporated in the State of Delaware in March 2019.

Since then, we have:

- Over 500 moms "signed" up when pre-launch ads ran online with nothing but a landing page.
- Convinced 3 people to work on it for free so far by swapping my consulting time for skills I've needed (same trading concept as the app)
- Recruited contractors and volunteers as needed
- Ran a beta test with users informing future builds and company strategy
- Built an MVP web application
- Secured multiple partnerships

Historical Results of Operations

Our company was organized in March 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended March 9, 2019, the Company had revenues of $0. Our gross margin was %.
- *Assets.* As of March 9, 2019, the Company had total assets of $0, including $0 in cash.
- *Net Income.* The Company has had net income of $0 for 2019.
- *Liabilities.* The Company's liabilities totaled $0 for 2019.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 8 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 8- 18months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Caresplit, Inc cash in hand is $12,154.75, as of December 2019. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $2,500/month, for an average burn rate of $2,500 per month. Our intent is to be profitable in 48 months.

No material changes have occurred in our finances or operations since our financials were done. The capital we raised in the friends and family round got us through the above milestones. We'll be looking to raise a seed round in about 8-18 months. I have personal runway, bootstrapping fund and future revenue.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Arielle McKenzie, certify that:

(1) the financial statements of Caresplit, Inc included in this Form are true and complete in all material respects ; and

(2) the tax return information of Caresplit, Inc included in this Form reflects accurately the information reported on the tax return for Caresplit, Inc filed for the fiscal year ended 2018.

Arielle McKenzie
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.caresplit.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Arielle McKenzie

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Caresplit MFN SAFE

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Arielle McKenzie

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Caresplit, Inc

By

Arielle McKenzie

Co-founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Arielle McKenzie

Co-founder & CEO

5/23/2020

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.